June 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:       Glaukos Corporation

Registration Statement on Form S-1 (File No. 333-204091)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Glaukos Corporation with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, June 24, 2015, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 23, 2015, beginning June 23, 2015, through the time of effectiveness:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	3,577

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER AND SMITH
INCORPORATED
GOLDMAN, SACHS & CO.
Acting severally on behalf of themselves and as representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President

MERRILL LYNCH, PIERCE, FENNER AND SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
Name: Richard Cohn
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]